FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month February, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2. 3.	Other news Postal Ballot Notice sent to equity shareholders Legend attached to the Notice sent to ADS holders

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We enclose herewith the Postal Ballot Notice dated February 18, 2022 along with the Explanatory Statement. The resolutions proposed to be passed by the members through Postal Ballot only through the remote e-voting process are enclosed as Annexure. The Postal Ballot Notice can also be accessed at https://www.icicibank.com/aboutus/notice.page?#toptitle.

In compliance with the applicable circulars issued by the Ministry of Corporate Affairs, the Postal Ballot Notice is being sent to the Members of the Bank who have their email addresses registered with the Bank/Depositories and whose names appear in the Register of Members/List of Beneficial Owners as received from Depositories as on Friday, February 18, 2022 through electronic mode only.

Please note that the remote e-voting period commences on Saturday, February 26, 2022 at 9:00 a.m. IST and ends on Sunday, March 27, 2022 at 5:00 p.m. IST.

We would like to add that the postal ballot notice is being sent to the American Depository Shares (ADS) holders as well for informational purpose alongwith an additional legend to the effect that the notice is being provided to the ADS holders for informational purposes only. A copy of the legend is enclosed.

We request you to kindly take this in your record.

Annexure

Sr. No.	Resolutions	Type of Resolution (Ordinary/ Special)
1.	Appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director	Special
2.	Material Related Party Transactions for current account deposits	Ordinary
3.	Material Related Party Transactions for subscribing to securities issued by Related Parties and purchase of securities from Related Parties	Ordinary
4.	Material Related Party Transactions for sale of securities to Related Parties	Ordinary
5.	Material Related Party Transactions for fund based or non-fund based credit facilities	Ordinary
6.	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions	Ordinary
7.	Material Related Party Transactions of reverse repurchase (reverse repo) and other permitted short-term lending transactions	Ordinary
8.	Material Related Party Transactions for availing manpower services for certain functions/activities of the Bank from Related Party	Ordinary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited

CIN:L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007,Gujarat, Phone: 0265-6722286

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex,Mumbai 400 051, Maharashtra, Phone: 022-26538900,Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

POSTAL BALLOT NOTICE

Dear Members,

Notice is hereby given that pursuant to the provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013 including any statutory modification or re-enactment thereof for the time being in force ("Act"), read with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 including any statutory modification or re-enactment thereof for the time being in force ("Rules"). read with General Circular No.14/2020 dated ApriI 8, 2020, GeneraI Circular No.17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No.20/2021 dated December 8, 2021, issued by the Ministry of Corporate Affairs, Government of India ("MCA Circulars"), the Resolutions set out below are proposed to be passed by the Members of ICICI Bank Limited ("Bank"/"Company") through Postal Ballot only through the remote e-voting process.

The proposed Resolutions and Explanatory Statement setting out material facts as required in terms of Section 102 of the Act read with the Rules and the MCA Circulars are appended below seeking consent of the Members of the Bank through remote e-voting.

In compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended and pursuant to the provisions of Sections 108 and 110 of the Act read with the Rules and the MCA Circulars, the Bank is sending this Postal Ballot Notice in electronic form only and has extended only the remote e-voting facility for its Members, to enable them to cast their votes electronically instead of submitting the Postal Ballot form. The Bank has appointed National Securities Depositories
Limited ("NSDL") for facilitating remote e-voting to enable the Members to cast their votes electronically. The hard copy of this Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope will not be sent to the Members for this Postal Ballot. The instructions for remote e-voting are appended to this Postal Ballot Notice.

The Board of Directors of the Bank, at its Meeting held on February 18, 2022 has appointed Mr. Alwyn D'Souza of Alwyn D'Souza & Co., Practicing Company Secretaries or failing him Mr. Jay D'Souza of Jay D'Souza & Co., Practicing Company Secretaries, as the Scrutinizer for conducting the Postal Ballot e-voting process in a fair and transparent manner. You are requested to carefully read the instructions in this Postal Ballot Notice and record your assent (FOR) or dissent (AGAINST) through the remote e-voting process not later than 5:00p.m. IST on Sunday, March 27, 2022, failing which it will be strictly considered that no reply has been received from the Member.

After completion of scrutiny of the votes, the Scrutinizer wiII submit his report to the Chairman of the Bank or a person authorized by the Chairman. The results of Postal Ballot shaII be declared on or before Tuesday, March 29, 2022, at any time before 6:00 p.m. IST and along with the Scrutinizer's report, be displayed at the Registered as well as Corporate Office of the Bank, communicated to the Stock Exchanges and will also be uploaded on the Bank's website at www.icicibank.com and on the website of NSDL at www.evoting.nsdl.com.

The proposed Resolutions, if approved, shall be deemed to have been passed on the last date of voting, i.e. Sunday, March 27, 2022.

SPECIAL BUSINESS

Item No. 1:

Appointment of Ms. Vibha Paul Rishi (DIN: 05180796) as an Independent Director

To consider and, if thought fit, to pass, the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Sections
149, 150, 152, 160, Schedule IV and all other applicable provisions of the Companies Act, 2013 (“Act”) read with the Companies (Appointment and Qualification of Directors) Rules, 2014, other applicable rules, if any and applicable provisions of the Banking Regulation Act, 1949 (including any statutory modification(s) or re-enactment(s) thereof for the time being in force) and the rules, circulars and guidelines issued by the Reserve Bank of India and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, Ms. Vibha Paul Rishi (DIN: 05180796), who was appointed as an Additional Independent Director of the Bank, with effect from January 23, 2022 and in respect of whom the Bank has received a notice in writing from a member proposing her candidature for the office of Director, be and is hereby appointed as an Independent Director of the Bank, not liable to retire by rotation, for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027.

Item No. 2:
Material Related Party Transactions for current account deposits

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (hereinafter called as “Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for acceptance of current account deposits by the Bank whether by way of fresh deposit(s) or any extension(s) or modification(s) of earlier contracts/arrangements/transactions or otherwise, from time to time, with the Related Parties listed in the explanatory statement annexed to the notice convening this meeting, notwithstanding the fact that the maximum balance at any day during financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts,, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

Item No. 3:

Material Related Party Transactions for subscribing to securities issued by Related Parties and purchase of securities from Related Parties

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (hereinafter called as “Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for -

(i) subscription of securities issued by the Related Parties, and

(ii) purchase of securities from Related Parties (issued by related or unrelated parties)

as listed in the explanatory statement annexed to the notice convening the meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws to do all such acts, deeds, matters and things and also to execute such documents, writings, etc., as may be considered necessary or expedient to give effect to the aforesaid resolution.

Item No. 4:

Material Related Party Transactions for sale of securities to Related Parties

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for sale of securities (issued by related or unrelated parties) to the Related Parties listed in the explanatory statement annexed to the notice convening this meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions during financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

Item No. 5:

Material Related Party Transactions for fund based or non-fund based credit facilities

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/ empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for granting of any loans or advances, credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund- based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities, whether by way of fresh sanction (s) or renewal(s) or extension(s) or enhancement(s) or any modification(s) of earlier contracts/ arrangements/transactions or otherwise, from time to time, to the Related Parties listed in the explanatory statement annexed to the notice convening this meeting, sanctioned for an amount and on such terms and conditions (i.e. rate of interest, security, tenure, etc.) as may be permitted under Applicable Laws, and relevant policies of the Bank, including interest and other charges receivable in connection with such facilities, notwithstanding the fact that the maximum limit of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

Item No. 6:

Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations,

2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/ empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank, from time to time, with the Related Parties listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party provided, however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts deeds, matters and things and also to execute such documents, writings etc. and take steps as may be considered necessary or expedient to give effect to the aforesaid resolution.

Item No. 7:

Material Related Party Transactions of reverse repurchase (reverse repo) and other permitted short-term lending transactions

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/ empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions, by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the value of such transactions to be entered into individually or taken together with previous transactions during the financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws to do all such acts, deeds, matters and things and also to execute such documents, writings etc as may be considered necessary or expedient to give effect to the aforesaid resolution.

Item No. 8:

Material Related Party Transactions for availing manpower services for certain functions/activities of the Bank from Related Party

To consider and, if thought fit, to pass, the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), the applicable provisions of the Companies Act, 2013 read with rules made thereunder and, such other applicable provisions of law, if any, and any amendments, modifications, variations or re- enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/ or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing manpower services, for certain functions/activities of the
Bank (as explained in the explanatory statement), from the Related Party listed in the explanatory statement annexed to the notice convening this meeting notwithstanding the fact that the aggregate value of such transactions to be entered into, individually or taken together with previous transactions during the financial year ending March 31, 2023 (‘FY2023’), may exceed ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank whichever is lower, as prescribed under Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank, do hereby also accord approval to the Board of Directors of the Bank, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

By Order of the Board
For ICICI Bank Limited

Ranganath Athreya
Place: Mumbai	Company Secretary
Date: February 18, 2022	ACS: 7356

NOTES

1.	The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013 read together with Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014 setting out material facts in respect of Item Nos. 1 to 8 as set out in this Notice is annexed hereto.

2.	The Postal Ballot Notice is being published/displayed for all the Members, whose names appear in the Register of Members/List of Beneficial Owners as received from Depositories i.e. National Securities Depository Limited (“NSDL”)/Central Depository Services (India) Limited (“CDSL”) as on Friday, February 18, 2022 and is also being sent to the Members who already have their email address registered with the Bank/Depositories, in accordance with the provisions of the Companies Act, 2013, read with Rules made thereunder and Ministry of Corporate Affairs, Government of India’s General Circular No.14/2020 dated April 8, 2020, General Circular No.17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No.20/2021 dated December 8, 2021. A person who is not a Member as on Friday, February 18, 2022, should treat this Postal Ballot Notice for information purposes only. A copy of this Postal Ballot Notice will also be available on the website of the Bank at https://www.icicibank.com/aboutus/notice.page?#toptitle, the relevant section of the website of the Stock Exchanges on which the Equity Shares of the Bank are listed i.e. at www.bseindia.com and www.nseindia.com and the website of NSDL at www.evoting.nsdl.com.

3.	The Members of the Bank whose names appear in the Register of Members/List of Beneficial Owners as received from Depositories i.e., NSDL/CDSL as on Friday, February 18, 2022 (including those Members who may not have received this Postal Ballot Notice due to non-registration of the email address with the Bank/Depositories), shall be entitled to vote in relation to the resolutions specified in this Postal Ballot Notice.

4.	In terms of Sections 108, 110 and other applicable provisions of the Companies Act, 2013, as amended, read together with the Rules, MCA Circulars and in compliance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended from time to time, the Bank is pleased to offer remote e-voting facility to all the Members of the

Bank. The Bank has appointed NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically.

5.	The Bank will send this Postal Ballot Notice in electronic form only. The hard copy of this Postal Ballot Notice along with Postal Ballot forms and pre-paid business envelope will not be sent to the Members for the Postal Ballot in accordance with the requirements specified under the MCA Circulars. Accordingly, the communication of the assent or dissent of the Members would take place through the remote e-voting system only.

6.	Members holding shares in dematerialised mode are requested to register/update their KYC details including email address with the relevant Depository Participants. Members holding shares in physical form are requested to register/update their KYC details including email address by submitting duly filled and signed Form ISR-1 at investor@icicibank. com along with the copy of the share certificate (front and back), self-attested copy of the PAN card and such other documents as prescribed in the Form. Form ISR-1 is available on the website of the Bank at https://www.icicibank.com/aboutus/invest-relations. page?ITM=nli_cms_investor_relations_footer_link.

7.	The remote e-voting period commences on Saturday, February 26, 2022 at 9:00 a.m. IST and ends on Sunday, March 27, 2022 at 5:00 p.m. IST. The remote e-voting shall not be allowed beyond the said date and time. During this period, the Members of the Bank holding shares in physical form or in dematerialised form, as on the cut-off date, being Friday, February 18, 2022, may cast their votes by electronic means in the manner and process set out herein below. The remote e-voting module shall be disabled for voting thereafter. Once the vote on a resolution is cast by the Member, the Member shall not be allowed to change it subsequently.

8.	The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank, as on Friday, February 18, 2022, subject to the provisions of the Banking Regulation Act, 1949, as amended.

9.	All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection through electronic mode, basis the request being sent to investor@icicibank.com.

10.	The instructions and other information relating to e-voting are as under:

I.	The instructions for remote e-voting are as under:

The way to vote electronically on NSDL e-Voting system consists of “Two Steps” which are mentioned below:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting for Individual shareholders holding securities in demat mode

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by Listed Companies, Individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email address in their demat accounts in order to access e-Voting facility.

Login method for Individual shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with NSDL

1.    Existing IDeAS user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under

‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

2.    If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

Proceed to complete registration using your DP ID, Client ID, Mobile Number, etc. After successful registration, please follow steps given under Sr. No. 1 above to cast your vote.

3.    Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

4.    Shareholders/Members can also download NSDL Mobile App “NSDL Speede” from Google Play or App Store.

Individual Shareholders holding securities in demat mode with NSDL

1.    Existing IDeAS user can visit the e-Services website of NSDL Viz. https://eservices.nsdl.com either on a Personal Computer or on a mobile. On the e-Services home page click on the “Beneficial Owner” icon under “Login” which is available under

‘IDeAS’ section, this will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under Value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

2.    If you are not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS Portal” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

Proceed to complete registration using your DP ID, Client ID, Mobile Number, etc. After successful registration, please follow steps given under Sr. No. 1 above to cast your vote.

3.    Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen digit demat account number hold with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

4.    Shareholders/Members can also download NSDL Mobile App “NSDL Speede” from Google Play or App Store.

Individual Shareholders holding securities in demat mode with CDSL

1.    Existing users who have opted for Easi/Easiest, they can login through their User ID and Password. Option will be made available to reach e-Voting page without any further authentication. The URL for users to login to Easi/Easiest are https://web.cdslindia.com/myeasi/home/login or www.cdslindia.com and click on New System Myeasi.

2.    After successful login of Easi/Easiest the user will be also able to see the E Voting Menu. The Menu will have links of e-Voting service provider i.e. NSDL. Click on NSDL to cast your vote.

Type of Shareholders	Login Method

3.    If the user is not registered for Easi/Easiest, option to register is available at https://web.cdslindia.com/myeasi/Registration/EasiRegistration

4.    Alternatively, the user can directly access e-Voting page by providing demat Account Number and PAN from a link in www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the dematerialized Account. After successful authentication, user will be provided links for the respective ESP i.e. NSDL where the e-Voting is in progress.

Individual Shareholders (holding securities in demat mode) login through their depository participants	You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Members who are unable to retrieve User ID Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call on toll free no.: 1800-1020-990/1800-224-430
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at 022-23058738 or 022-23058542/43

B) Login Method for shareholders other than Individual shareholders holding securities in demat mode and shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1.	Open web browser and type the following URL: www.evoting.nsdl.com either on a Personal Computer or on a mobile.

2.	Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section.

3.	A new screen will open. You will have to enter your User ID, your Password and a verification code as shown on the screen.

Alternatively, if you are registered for NSDL eservices, i.e. IDEAS, you can login at https://eservices.nsdl.com/ with your existing IDEAS login. Once you login to NSDL eservices after using your login credentials, click on e-Voting and you can proceed to Step 2, i.e. cast your vote electronically.

4.	Your User ID details are given below:

Manner of holding shares, i.e. Dematerialised (NSDL or CDSL) or Physical	Your User ID is:
a) For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if your DP ID is IN300*** and Client ID is 12****** then your User ID is IN300***12******
b) For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if your Beneficiary ID is 12************** then your User ID is 12**************
c) For Members holding shares in Physical form	EVEN Number followed by folio number registered with the company For example, if folio number is 001*** and EVEN is 119389 then User ID is 119389001***

5.	Your Password details are given below:

(a)	If you are already registered for e-Voting, you can use your existing Password to login and cast your vote.

(b)	If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’, which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your Password.

(c)	How to retrieve your ‘initial password’?

(i)	If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. Open the .pdf file. The password to open the .pdf file is your 8-digit client ID for NSDL account, last eight digits of client ID for CDSL account or folio number for shares held in physical form. The .pdf file contains your ‘User ID’ and your ‘initial password’.

(ii)	If your email ID is not registered, please follow steps mentioned below in this Notice.

6.	If you are unable to retrieve or have not received the “Initial password” or have forgotten your password:

(a)	Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

(b)	“Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

(c)	If you are still unable to get the Password by aforesaid two options, you can send a request at evoting@nsdl.co.in mentioning your demat account number/folio number, PAN, Name and registered address etc.

(d)	Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7.	After entering your Password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8.	Now, you will have to click on “Login” button.

9.	After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL

e-Voting system

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see the Home page of e-Voting. Click on e-Voting. Then, click on Active Voting Cycles.

2.	After clicking on Active Voting Cycles, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

3.	Select “EVEN” of ICICI Bank Limited.

4.	Now you are ready for e-Voting as the Voting page opens.

5.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

6.	Upon confirmation, the message “Vote cast successfully” will be displayed.

7.	You can also take the printout of the vote cast by you by clicking on the print option on the confirmation page.

8.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depositories, may send a request to evoting@nsdl.co.in for procuring User ID and Password for e-Voting.

II. General Guidelines for shareholders

1.	Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by email to

alwyn.co@gmail.com with a copy marked to evoting@nsdl.co.in.

2.	It is strongly recommended not to share your Password with any other person and take utmost care to keep your Password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct Password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the Password.

3.	In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/ FAQ’s section available at www.evoting.nsdl.com or call on toll free no.:1800-1020-990/1800-224-430 or send a request at evoting@nsdl.co.in or contact Ms. Pallavi Mhatre, Manager, National Securities Depository Limited, Trade World, ‘A’ Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, at pallavid@nsdl.co.in or at telephone no.: +91-22-2499 4545. Alternatively, Members may also write to the Company Secretary of the Bank at investor@icicibank.com or contact at telephone no.: +91-22-2653 8900.

EXPLANATORY STATEMENT PURSUANT TO SECTION 102(1) OF THE COMPANIES ACT, 2013 FORMING PART OF THE NOTICE

Item No. 1

The Board at its Meeting held on January 22, 2022 based on the recommendation of the Board Governance, Remuneration & Nomination Committee (“the Committee”) approved the appointment of Ms. Vibha Paul Rishi as an Additional Director with effect from January 23, 2022. The Board, based on the recommendation of the Committee, also approved the appointment of Ms. Vibha Paul Rishi as an Independent Director of the Bank for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027, subject to the approval of Members.

Ms. Vibha Paul Rishi was appointed based on her special knowledge and practical experience in Consumer Insight

& Marketing and Strategy, Accountancy, Agricultural and rural economy, Economics, Finance, Information Technology, Human Resources Management, Risk Management, Business Management considering the requirements of the composition of the Board and the areas of expertise prescribed for Directors under the Banking Regulation Act, 1949.

In the opinion of the Board and based on the declaration of independence submitted by Ms. Vibha Paul Rishi, Ms. Rishi is a person of integrity, has the necessary knowledge, experience and expertise for being appointed as an Independent Director and fulfils the conditions specified in the Companies Act, 2013 (“Act”) and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations“) for appointment as an Independent Director of the Bank.

Ms. Rishi is not disqualified from being appointed as a Director, in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received a notice from a Member signifying the intention to propose Ms. Rishi as a candidate for the office of Independent Director of the Bank.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Ms. Rishi and her relatives are concerned or interested, financially or otherwise, in the passing of this resolution.

In terms of the SEBI Listing Regulations, effective January 1, 2022, the listed entity shall ensure that approval of shareholders for appointment of a person on the Board of Directors is taken at the next general meeting or within a time period of three months from the date of appointment, whichever is earlier and that the appointment of an Independent Director shall be subject to the approval of Members by way of a special resolution. As the period of three months would conclude before the AGM in 2022, the Board recommends the passing of the Special Resolution at Item No. 1 of the accompanying Postal Ballot Notice, for the approval of the Members.

The terms and conditions relating to the appointment of Ms. Rishi would be available for inspection in electronic mode.

Item No. 2

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”), in the ordinary course of its banking business, opens current accounts and receives corresponding deposits from its customers and collects transaction banking fee and other applicable charges from such customers as per the prevailing applicable rates. Currently, no interest is paid to the customers on current account deposits and the Bank charges normal banking fees on various transactions as agreed with the customers.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship

I.   ICICI Prudential Life Insurance Company Limited (Subsidiary)

II.  ICICI Securities Limited (Subsidiary)

III.  ICICI Prudential Asset Management Company Limited (Subsidiary)

IV. ICICI Lombard General Insurance Company Limited (Associate)

V. India Infradebt Limited (Associate)

Type of transaction	Current account deposits
Value of the transaction (₹ in billions)	Once a current account is opened, a bank cannot legally stop amounts coming into the customer’s account and it is entirely up to the discretion of the customer how much amount it seeks to place into the deposit. Hence, the value of the transaction is not determinable.
Material terms	Currently, no interest is paid by banks on current account balance maintained by a customer. The Bank levies normal bank charges from the current account customers for various services.
Nature of concern or interest of the related party (financial/otherwise)	The Party, being the depositor with the Bank, shall be the service recipient in such transaction.
Tenure of the transaction	Tenure shall depend on the discretion of the customer.
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2021)	Not applicable, as the amounts cannot be determined.
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2021)	Not applicable, as the amounts cannot be determined.
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Not applicable for the said transactions.

The Bank may be required to enter into contracts and/ or transactions and/or arrangements, as stated in the resolution at Item No. 2 during FY2023, on an arm’s length basis and in the ordinary course of business, with Related Parties mentioned herein.

The maximum balance at any day, during FY2023, between the Bank on one side and the Parties, as mentioned above, separately on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 2 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 2 of the accompanying Postal Ballot Notice, for the approval of the Members.

Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 2 of the accompanying Postal Ballot Notice.

Item No. 3

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”) may subscribe to securities issued by the Related Parties mentioned herein, or may purchase securities, issued by related/unrelated parties, from the Related Parties mentioned herein. Primary market subscriptions of securities are at the prevailing market rates and are subscribed at the same terms at which are offered to all prospective investors. Secondary market purchases of securities are also undertaken at prevailing market rates/fair values.

In view of the above, approval of Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate) III. India Infradebt Limited (Associate)
Type of transaction	(i) Subscription of securities issued by the Related Parties, and (ii) Purchase of securities from Related Parties (issued by related or unrelated parties)
Value of the transaction (₹ in billions)	Aggregate value of transactions during FY2023 not exceeding ₹ 50.00 billion with each Related Party
Material terms	Primary market purchases of securities issued by Related Parties are subscribed at the prevailing market rate and at same terms at which are offered to all prospective investors. Secondary market purchases of securities, issued by related/unrelated parties, from Related Parties are also undertaken at prevailing market rates/fair values, on an arm’s length basis.

Particulars	Details of transactions
Nature of concern or interest of the related party (financial/otherwise)

The Related Party would be the investee, where the Bank would purchase the securities issued by such Related Party.

The Related Party would be the seller, where the Bank would purchase the securities of related/unrelated parties from the Related Party.

Tenure of the transaction

In case of subscription to securities issued by the Related Party, tenure shall depend on the terms of issue of the securities.

Tenure is not applicable in case of purchase of securities issued by related/unrelated parties from the Related Party.

% of value of transaction/ICICI Bank’s annual consolidated turnover for immediately preceding financial year (Based on Consolidated turnover of FY2021)	3.10% (each Related Party mentioned above).
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2021)	ICICI Prudential Life Insurance Company Limited: 13.65%
Details of financial indebtedness incurred for subscription of securities	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Parties as above.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Covenants, tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on debt securities will be as per prevailing market rate at the time of issuance. Primary market purchases of securities issued by Related Parties are subscribed on the same terms as offered to all prospective investors.

All securities are purchased by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Justification as to why the related party transaction is in the interest of the listed entity	The Bank actively engages in purchase of securities (issued by related/unrelated parties), to manage its balance sheet, including for the maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities and is therefore, in the interest of the Bank.
Valuation or other external party report	Subscription of securities issued by the Related Parties, and purchase of securities (whether in securities of related or unrelated parties) from the Related Parties are undertaken at prevailing market rates/fair values, on an arm’s length basis.

The Bank may be required to enter into transactions, as stated in the resolution at Item No. 3 during FY2023, on an arm’s length basis and in the ordinary course of business, with Related Parties mentioned herein.

These transactions, during the FY2023, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed at an arm’s length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee of the Board has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 3 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 3 of the accompanying Postal Ballot Notice, for the approval of the Members.

Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.

The Members may please note that, in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 3 of the accompanying Postal Ballot Notice.
Item No. 4

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”) may undertake sale of securities in the secondary market to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate)
Type of transaction	Sale of securities (issued by related or unrelated parties)
Value of the transaction (₹ in billions)	Aggregate value of transactions during FY2023 not exceeding ₹ 50.00 billion with each Related Party, as mentioned above.
Material terms	Secondary market sale of securities are done at prevailing market rate/fair value on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the buyer of the securities sold by the Bank.
Tenure of the transaction	Not applicable

Particulars	Details of transactions
% of value of transaction/ICICI Bank’s annual consolidated turnover for immediately preceding financial year (Based on Consolidated turnover of FY2021)	3.10% (for each Related Party mentioned above)
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2021)	ICICI Prudential Life Insurance Company Limited: 13.65%
Justification as to why the related party transaction is in the interest of the listed entity	The Bank may dispose of securities, to manage its balance sheet, for the maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the sale can be made to various potential/interested parties, which may include Related Parties of the Bank too.
Valuation or other external party report	Sale of securities to Related Parties is done at prevailing market rates/fair values, on an arm’s length basis.

The Bank may be required to enter into transactions, as stated in the resolution at Item No. 4 during FY2023, on an arm’s length basis and in the ordinary course of business, with Related Parties mentioned in the herein.

These transactions, during the FY2023, between the Bank on one side and the Parties as mentioned above, separately on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed at an arm’s length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 4 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 4 of the accompanying Postal Ballot Notice, for the approval of the Members.
Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 4 of the accompanying Postal Ballot Notice.

Item No. 5

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”), in the ordinary course of its banking business provides credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities. The pricing of these facilities to related parties is compared with the pricing calculators of the Bank/comparative rates offered to non-related parties.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Securities Limited (Subsidiary)
Type of transaction	Funded and non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the Parties mentioned above.
Value of the transaction (₹ in billions)

I.     ICICI Prudential Life Insurance Company Limited: Maximum limit of fund based and non-fund based facilities not exceeding ₹ 25.00 billion

II.    ICICI Securities Limited: Maximum limit of fund based and non-fund based facilities not exceeding ₹ 60.00 billion

Material terms

Type of facility and the term and tenure of the transaction, in each case, depends on the requests made by the customers (including the Parties as above) in the ordinary course. The facilities are considered for sanction, on such terms and conditions (including rate of interest, security, tenure, etc.) as may be permitted under applicable RBI norms and relevant policies of the Bank including Bank’s credit policy.

The pricing of the transaction based on prevailing market rate and based on arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)	Financial (The Related Party is a borrower herein)
% of value of transaction/ICICI Bank’s annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2021)	I. ICICI Prudential Life Insurance Company Limited: 1.55% II. ICICI Securities Limited: 3.72%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2021)	I. ICICI Prudential Life Insurance Company Limited: 6.82% II. ICICI Securities Limited: 232.07%
Details of financial indebtedness incurred for credit facility	The transaction forms part of the normal banking transaction of the Bank and the Bank will not incurr any specific financial indebtedness in order to undertake such transactions with the Parties as above.

Particulars	Details of transactions
Applicable terms of the credit facility
i. Covenants	The standard terms are as per applicable regulatory and the Bank’s internal policy, as agreed with the borrowers.
ii. Tenure	Upto 5 years depending upon the type of credit facilities.
iii. Interest Rate (%)	Prevailing ICICI Bank lending rates linked to internal/external benchmark
iv. Repayment schedule	As per the term agreed with the borrowers
v. Secured/unsecured	Both secured/unsecured
vi. If secured, the nature of security	As per the term agreed with the borrowers
Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)	The operational requirement of the borrowing entity as stated above. The Bank ensures that the funds are used for the purpose specified at the time of availing credit.
Justification as to why the related party transaction is in the interest of the listed entity	The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process) and therefore, in the interest of the Bank.
Valuation or other external party report	Not applicable for the said transactions.

The Bank may be required to enter into contracts and/ or transactions and/or arrangements, as stated in the resolution at Item No. 5 during FY2023, at an arms’ length basis and in the ordinary course of business, with Related Parties mentioned herein.

These transactions, during the FY2023, between the Bank on one side and the Parties as mentioned above, separately on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed at an arm’s length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 5 herein.
The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 5 of the accompanying Postal Ballot Notice, for the approval of the Members.

Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 5 of the accompanying Postal Ballot Notice.

Item No. 6

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”), undertakes repurchase transactions and other permitted short term borrowing transactions with eligible counterparties (including related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the Party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary) II. ICICI Lombard General Insurance Company Limited (Associate)
Type of transaction	Repurchase (repo) transactions and other permitted short-term borrowing transactions as under applicable regulations.
Value of the transaction (₹ in billions)	Aggregate value of transaction during FY2023 not exceeding ₹ 40.00 billion with each Party mentioned above.
Material terms	These are short term borrowing transactions undertaken at prevailing market rates in the ordinary course of banking business, in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	Financial
Tenure of the transaction	As may be allowed under applicable RBI regulations
% of value of transaction/ICICI Bank’s annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2021)	2.48% (each Related Party mentioned above).
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on the turnover of FY2021)	ICICI Prudential Life Insurance Company Limited: 10.92%
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI and other applicable regulations. The Bank undertakes these transactions to meet funding and liquidity requirements and is therefore, in the interest of the Bank.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/ or transactions and/or arrangements, as stated in the resolution at Item No. 6 during FY2023, on an arm’s length basis and in the ordinary course of business, with Related Parties mentioned herein.

These transactions, during the FY2023, between the Bank on one side and the Parties as mentioned above, separately on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions shall be executed at an arm’s length basis and in the ordinary course of business of the Bank and/or its related parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective related parties, are concerned/interested in the above resolution .

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 6 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 6 of the accompanying Postal Ballot Notice, for the approval of the Members.

Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.
The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 6 of the accompanying Postal Ballot Notice.

Item No. 7

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”) undertakes reverse repurchase (reverse repo) transactions and other permitted short- term lending transactions with eligible counterparties (including its related parties at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the Party and relationship	ICICI Lombard General Insurance Company Limited (Associate)
Type of transaction	Reverse repurchase and other permitted short-term lending transactions
Value of the transaction (₹ in billions)	Aggregate value of transaction during FY2023 not exceeding ₹ 40.00 billion.
Material terms	These are short term lending transactions undertaken at prevailing market rates in the ordinary course of banking business in accordance with applicable RBI regulations/directions.

Particulars	Details of transactions
Nature of concern or interest of the related party (financial/otherwise)	Financial
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/ICICI Bank’s annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2021)	2.48%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on the turnover of FY2021)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions to meet funding and liquidity requirements.
Valuation or other external party report	Not applicable for the said transactions

The Bank may be required to enter into contracts and/ or transactions and/or arrangements, as stated in the resolution at Item No. 7 during FY2023, on an arm’s length basis and in the ordinary course of business, with Related Party mentioned herein.

These transactions, during the FY2023, between the Bank on one side and the Party as mentioned above on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e. ₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower for each such Party. All these transactions will be executed at an arm’s length basis and in the ordinary course of business of the Bank and/or its related party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the related party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 7 herein.
The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 7 of the accompanying Postal Ballot Notice, for the approval of the Members.

Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 7 of the accompanying Postal Ballot Notice.

Item No. 8

As per the provisions of Section 188 of the Companies Act, 2013 (“Act”), transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. However, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are at an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”).

As per the amendments to clause (zc) of Regulation 2(1) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, which will be effective from April 1, 2022, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds ₹ 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Bank Limited (“Bank”) avails manpower services as per the terms agreed with the service provider on an arms’ length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the Party and relationship	I-Process Services (India) Private Limited (Associate)
Type	Availing manpower services for certain activities of the Bank from I-Process Services (India) Private Limited
Value of the transaction (₹ in billions)	₹ 12.00 billion for FY2023
Material terms

I-Process Services (India) Private Limited provides manpower for non-critical and routine functions of the Bank in accordance with the terms and conditions mutually agreed upon.

Payment for manpower services provided includes salary and commission thereon and reimbursement of the overhead expenses at actuals

Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a service provider herein.
Tenure	The agreement is for the period April, 2021 to March, 2024
% of value of transaction/ICICI Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2021)	0.74%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2021)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	I-Process Services (India) Private Limited provides manpower services for certain routine and non-critical operations of the Bank. The outsourcing of routine and non-critical activities helps the Bank to improve efficiency and is therefore, in the interest of the Bank.
Valuation or other external party report	There is no valuation report relied upon by the Bank for aforesaid transaction.

The Bank may be required to enter into contracts and/ or transactions and/or arrangements, as stated in the resolution at Item No. 8 during FY2023, on an arm’s length basis and in the ordinary course of business, with Related Party mentioned herein.

These transactions, during the FY2023, between the Bank on one side and the Party as mentioned above on the other side, may exceed the revised threshold of “material related party transactions” under the SEBI Listing Regulations i.e.

₹ 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed at an arm’s length basis and in the ordinary course of business of the Bank and/or its related party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the related party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 8 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 8 of the accompanying Postal Ballot Notice, for the approval of the Members.

Where the materiality thresholds for related party transactions, as provided under Regulation 23(1) of the SEBI Listing Regulations, undergoes any modification or revision, as may be notified by appropriate authority, pursuant to which the requirement for seeking prior approval of shareholders remains no longer applicable with respect to the resolution or any part of the resolution, the resolution or such part of the resolution, as the case may be, shall be deemed infructuous and shall not be considered by the Bank during FY2023.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 8 of the accompanying Postal Ballot Notice.

By Order of the Board

For ICICI Bank Limited

Ranganath Athreya
Place: Mumbai	Company Secretary
Date: February 18, 2022	ACS: 7356

ANNEXURE I TO ITEM NO. 1 OF THE NOTICE

[Pursuant to Regulation 36(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Ms. Vibha Paul Rishi

Name of the Director	Ms. Vibha Paul Rishi (DIN: 05180796)
Age	61 years and 8 months
Date of first appointment on Board

The Board at its Meeting held on January 22, 2022 approved the appointment of Ms. Vibha Paul Rishi as an Additional Director with effect from January 23, 2022. The Board also approved the appointment of Ms. Vibha Paul Rishi as an Independent Director of the Bank for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027, subject to the approval of Members.

Brief resume including including qualification and experience

Ms. Vibha Paul Rishi holds a Masters degree in Business Administration with a specialisation in Marketing from the Faculty of Management Studies, University of Delhi. She also holds an Honours in Economics from Lady Sri Ram College, Delhi University. She started her career with Tata Administrative Service and was part of the core start-up team of Titan Watches. She was thereafter associated with PepsiCo for 17 years in leadership roles in the areas of marketing and innovation in India, US and UK. She was also one of the founding team members of PepsiCo when they started operations in India. She later moved to PepsiCo’s headquarters in the US to be a part of its international marketing team, which was followed by an innovation leadership role in London. Her last role in an executive capacity was as Executive Director, Brand and Human Capital of Max India prior to which she was the Director, marketing and customer strategy at the Future Group.

Ms. Rishi is an accomplished marketing specialist with international experience in spearheading global marketing campaigns for high-visibility consumer products. She has worked at senior positions in branding, strategy, innovation and human capital around the world. Her core competency includes product rebranding, new product development and launch, alignment of global marketing teams of start-ups, entering new international markets, best practices and organisational structure.

Ms. Rishi serves on the Boards of several reputed companies and their Board level Committees including the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee, Stakeholders’ Relationship Committee and Corporate Social Responsibility Committee. She is also associated with Pratham (Indian NGO), an NGO that works to provide education to underprivileged children in India.

Expertise in specific functional areas	Consumer Insight & Marketing and Strategy, Accountancy, Agricultural and rural economy, Economics, Finance, Information Technology, Human Resources Management, Risk Management, Business Management.
Other Directorships (as on February 18, 2022)

1. ICICI Prudential Life Insurance Company Limited

2. Asian Paints Limited

3. Tata Chemicals Limited

4. Escorts Limited

5. Pratham Education Foundation

6. Tata Chemicals North America Inc., USA

7. TCE Group Limited, UK

8. Valley Holdings Inc., USA

9. Gusiute Holdings (UK) Limited, UK

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on February 18, 2022)

ICICI Bank Limited

•   Customer Service Committee - Chairperson

•   Corporate Social Responsibility Committee

•   Review Committee for identification of wilful defaulters/non co-operative borrowers

ICICI Prudential Life Insurance Company Limited

•   Board Customer Service and Policyholders’ Protection Committee - Chairperson

•   Board Audit Committee

•   Board Nomination and Remuneration Committee

Asian Paints Limited

•   Risk Management Committee

•   Corporate Social Responsibility Committee

Tata Chemicals Limited

•   Stakeholders’ Relationship Committee - Chairperson

•   Audit Committee

•   Nomination and Remuneration Committee

Escorts Limited

•   Audit Committee

•   Nomination and Remuneration Committee

•   Stakeholder Relationship Committee

•   Corporate Social Responsibility Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on February 18, 2022)	330 equity shares (as joint holder)
No. of board meetings attended during the financial year (FY2022)	1 out of 1 board meeting held since her appointment
Terms and conditions of appointment including remuneration

Appointed as an Independent Director for a term of five consecutive years commencing from January 23, 2022 to January 22, 2027, subject to the approval of Members.

As an Independent Director, she is entitled to a sitting fee of ₹ 100,000 for each meeting of the Board and ₹ 50,000 for each meeting of the Customer Service Committee and Corporate Social Responsibility Committee attended by her. She is also entitled to a fixed remuneration of ₹ 2,000,000 per annum.

The Review Committee for identification of wilful defaulters/non co-operative borrowers, constituted by the Bank, comprises of MD & CEO as Chairman and any two Independent Directors as members, with the Independent Director attending the Meeting being entitled to a sitting fee of ₹ 50,000 for each Meeting.

By Order of the Board

For ICICI Bank Limited

Ranganath Athreya
Place: Mumbai	Company Secretary
Date: February 18, 2022	ACS: 7356

Item 3

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007,Gujarat, Phone: 0265-6722286

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex,Mumbai 400 051, Maharashtra, Phone: 022-26538900,Fax: 022-26531230

Website: www.icicibank.com, E-mail: investor@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES ("ADS") HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the "Bank") FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the "Depositary"), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates contraIs, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Registered Holders have no voting rights with respect to the Shares or other Deposited Securities represented by their American Depositary Shares. The instructions of Registered Holders shall not be obtained with respect to the voting rights attached to the Shares or other Deposited Securities represented by their respective ADSs. In accordance with the Governmental Approval, the Depositary is required, at the direction of the Board of Directors of the Bank (the "Board"), to vote as directed by the Board.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: February 24, 2022	By:	/s/Vivek Ranjan
		Name :	Vivek Ranjan
		Title :	Chief Manager